INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

August 28, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust”) File No. 333-122901
on behalf of the ARI Micro Cap Value Fund, ARI Small Cap Value Fund, ARI Small/Mid Cap Value Fund, ARI Global All Cap Value Fund, and ARI International Small Cap Value Fund (the “ARI Funds” or “Registrant”)

Below is a summary of the comments provided by Mr. John Ganley on June 1, 2009 to Post-Effective Amendment (“PEA”) No.57 filed on April 17, 2009 for the purpose of establishing the ARI Funds as new series of the Trust.  All of the comments have been updated or explained below and are reflected in the PEA No. 69 filed concurrently with this correspondence.

The ARI Funds’ names have been changed to “Advisory Research”; therefore, all references to “ARI” in the registration statement have been changed to “Advisory Research”.  In addition, the Registrant has decided to have a stand-alone prospectus for the All Cap Value Fund (formerly, the “Global All Cap Value Fund”) and the other four Advisory Research Funds will be in one combined prospectus.  Both prospectuses are included in the PEA #69 filing.

The Registrant is adding the advisor’s “all cap value” strategy composite returns to the All Cap Value Fund’s prospectus.  As confirmed by Mr. Ganley, the addition of an advisor’s composite returns requires a 60 days filing under Rule 485(a)(1) of the Securities Act of 1933.  Accordingly, PEA No. 69 is being filed under Rule 485(a)(1).

Prospectus

Micro Cap Value Fund, Small Cap Value Fund, and Small/Mid Cap Value Fund

Principal Investment Risks

1.	Consider adding foreign investment risks disclosure if investment in foreign securities is part of each Fund’s principal investment strategies.

Response:     Disclosure related to foreign investment risks had been added to each of the above fund’s “Principal Investment Risks” section.

2.
Is there overlaps between the Russell Microcap Value Index, the Russell 2500 Value Index and the Russell 2000 Value Index since all three indices have $2 million as the low end of the market capitalization range?  If yes, consider adding microcap company risks disclosure under the Small Cap Value Fund and the Small/Mid Cap Value Fund’s Principal Investment Risks section.

Response:     There is overlap between the three indices.  The Russell 2000 and Russell 2500 Indices are both subsets of the Russell 3000 Index.  The Russell 2000 Index contains approximately the 2000 smallest capitalization stocks in the Russell 3000 Index, and the Russell 2000 Value is a value-oriented subset of the Russell 2000 Index.

Likewise, the Russell 2500 Index contains approximately the 2500 smallest capitalization stocks in the Russell 3000 Index and the Russell 2500 Value Index is the value-oriented subset of the Russell 2500 Index.   This is the reason that the smallest stock held is the same for both the Russell 2000 Value and the Russell 2500 Value Indices.

The Russell Micro Cap Index is comprised of a) the 1000 smallest capitalization stocks in the Russell 2000 Index and b) an additional 1000 stocks which are not a part of the larger Russell 3000 Index.

Accordingly, micro cap company risks have been added to each of the Small Cap Value Fund and the Small/Mid Cap Value Fund’s Principal Investment Risks section.  In addition, the market capitalization ranges have been updated to June 30, 2009.

3.
Revise the “Sector Risks” paragraph to disclose applicable risks pertaining to the specific sector(s) (e.g., technology) that the Funds invest.  This comment is applicable to all funds with similar disclosure.

Response:     Please see revised disclosure of risks related specifically to the finance sector.

Global All Cap Value Fund

Fund Name

4.	Confirm in the response letter of the fund name change from “Global All Cap Value Fund” to “All Cap Value Fund”.

Response:     The Registrant hereby confirms that the “Global All Cap Value Fund” name is changed to the “All Cap Value Fund”.  The fund’s principal investment strategies have been revised accordingly.  In addition, the Registrant has added the advisor’s composite returns for the All Cap Value strategy in the fund’s prospectus.  Please see the stand-alone prospectus for the “All Cap Value Fund” for revisions related to this fund.

Principal Investment Strategies

5.	If “Global” remains in the Fund name, disclose:
•	The percentage of non-U.S. securities the Fund invest, it should be at least 40%.
•	That “the Fund allocates its assets among various regions and countries, including the U.S. but in no less than three different countries.”

Response:     Please see Response to No. 4 above.

International Small Cap Value Fund

Principal Investment Strategies

6.	Last sentence of 2nd paragraph, add parenthetically “(in at least three countries”) after the word “primarily”.

Response:     Changes made.

Fees and Expenses

7.	Add the statement “(as a percentage of amount redeemed)” after “Redemption fees”.

Response:     Changes made.

8.	Provide the completed Fees and Expense table when available.

Response:     Please see completed Fees and Expense table in both prospectuses.

9.	Confirm in the response letter that “Other Expenses” include dividends expenses on short sales.

Response:     The Registrant currently does not intend to engage in short sells.   However, if the funds incur dividend expenses on short sales, it would be included in the “Other Expenses” line item.

Portfolio Managers

10.	Provide a description of each portfolio manager’s role on the team and the relationship between the member’s role (e.g., lead manager) and the other team members.

Response:     Please see revised disclosure.

11.
Clarify the portfolio manager’s business experience during the past 5 years.  Disclose the period when each portfolio manager assume their current roles or positions with the Advisor.  For example, disclose when Mr. O’Brien began serving “as ARI’s CEO, Chairman and Portfolio Manager.”

Response:     Please see revised disclosure.

Prior Performance for Similar Accounts managed by the Advisor

12.	1st paragraph after the “Average Annual Total Returns” table. Add disclosure that the GIPs method of calculating performances is different from those of the SEC method.

Response:     The statement “The GIPs method of calculating performances are not the same as those for the Funds” is added to the end of the 1st paragraph.

13.
2nd and 3rd footnote on page 23.  It states that the Composite results include “all fee paying, non-restricted, fully discretionary taxable and tax-exempt accounts with less than 25% cash ...”   Explain why only these clients are included and what accounts are excluded (i.e., wrap accounts or any non-fee paying accounts).

Response:     The composite returns exclude accounts with client mandated restrictions (i.e., maintaining a certain % in cash, sectors or position etc) which the Advisor does not have full discretion.  The composite returns only include accounts that the Advisor has full discretion to employ its policies and strategies similar to how the funds will be managed.  In addition, the advisor did not have any non-fee paying accounts for the performance periods reported, the “all fee paying” phrase is a standard disclosure verbiage used for GIPs; therefore, the term “fee paying” has been removed from the footnotes to avoid confusion.

14.
2nd and 3rd footnote on page 23.  It states that the results “have been audited by a third-party accounting firm”.   Disclose the name of the accounting firm and file the accounting firm’s consent with the next post-effective amendment.

Response:     The sentence has been removed.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam
Rita Dam
Investment Managers Series Trust
Treasurer